UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On or about March 2, 2026, rYojbaba Co., Ltd. (the “Company”) released a Notice of Convocation (the “Notice”) of the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Friday, March 27, 2026 at 10:00 a.m. (Japanese Standard Time)/ Thursday, March 26, 2026 at 9:00 p.m. (Eastern Time), in Fukuoka-shi, Japan, for the following purpose, as more fully described in the Notice:

Matters to be Reported:

Business Report for the 11th Fiscal Year (From January 1, 2025 to December 31, 2025)

Matters to be Resolved:

Proposal No. 1:	Approval of the Non-Consolidated Financial Statements for the 11th Fiscal Year (From January 1, 2025 to December 31, 2025)
Proposal No. 2:	Partial Amendment to the Articles of Incorporation
Proposal No. 3:	Reduction in the Amount of Capital
Proposal No. 4:	Election of Three (3) Directors
Proposal No. 5:	Election of Two (2) Corporate Auditors
Proposal No. 6:	Amendment to the Terms of the Second Series Stock Acquisition Rights

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, which includes, among other things, non-consolidated Financial Statements for the 11th Fiscal Year prepared in accordance with Japanese generally accepted accounting principles, a Business Report for the 11th Fiscal Year, information with respect to the directors and corporate auditors proposed for election, and a proposed amendment to the Articles of Incorporation and terms of the Second Series Stock Acquisition Rights.

Also on or about March 2, 2026, the Company released a proxy card and voting instruction (the “Proxy Card”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at, the Meeting should refer to, and follow the instructions set forth in, the Notice and the Proxy Card.

EXHIBIT INDEX

Exhibit No	Description
99.1	Notice of Convocation of the 11th Annual General Meeting of Shareholders
99.2	Proxy Card and Voting Instructions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer

Date: March 2, 2026